(Translation)

Cover Page

Document Name:	Extraordinary Report
Filed with:	The Director General of the Kanto Local Finance Bureau
Filing Date:	June 20, 2011
Corporate Name:	Toyota Motor Corporation
Name and Title of Representative:	Akio Toyoda, President
Location of Head Office:	1 Toyota-cho, Toyota City, Aichi Prefecture
Telephone Number:	(0565)28-2121
Name of Contact Person:	Yasuhiro Itoh, General Manager of Financial Reporting Department, Accounting Division
Nearest Contact Location:	4-18, Koraku 1-chome, Bunkyo-ku, Tokyo
Telephone Number:	(03)3817-7111
Name of Contact Person:	Shinji Miyatake, General Manager, Corporate Communications Department, Public Affairs Division
Places of Public Inspection of the Extraordinary Report:
Tokyo Stock Exchange, Inc.
(2-1, Nihonbashi Kabuto-cho, Chuo-ku, Tokyo)
Nagoya Stock Exchange, Inc.
(8-20, Sakae 3-chome, Naka-ku, Nagoya)
Osaka Securities Exchange Co., Ltd.
(8-16, Kitahama 1-chome, Chuo-ku, Osaka)
Fukuoka Stock Exchange
(14-2, Tenjin 2-chome, Chuo-ku, Fukuoka)
Sapporo Securities Exchange
(14-1, Minamiichijo-nishi 5-chome, Chuo-ku, Sapporo)

1.	Reason for Filing

Toyota Motor Corporation (“TMC”) is filing this Extraordinary Report pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Law and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance relating to the Disclosure of Details of Corporations, etc. to report to approval of resolutions at the FY2011 Ordinary General Shareholders’ Meeting (the “General Shareholders’ Meeting”) of TMC.

2.	Description of Report

(1)	Date on which the General Shareholders’ Meeting was held:

June 17, 2011

(2)	Details of the proposed resolutions voted on at the General Shareholders’ Meeting:

Proposed Resolution 1:	Distribution of Surplus

a.	Allocation of dividend assets and the total amount of dividends:
Payment of 30 yen per share of common stock (Total amount of dividends:  94,070,960,610 yen)
b.	Effective date of distribution of surplus:
June 20, 2011

Proposed Resolution 2:	Partial Amendment of the Articles of Incorporation

In accordance with the reduction in the number of directors of the board and the discontinuance of the position of the Senior Managing Director, It was proposed that amendments of Article 16 and Article 20 shall be made to the Articles of Incorporation of TMC.

Proposed Resolution 3:	Election of 11 Directors

It was proposed that the following 11 persons be elected as directors:
Fujio Cho, Akio Toyoda, Takeshi Uchiyamada, Yukitoshi Funo, Atsushi Niimi, Shinichi Sasaki, Satoshi Ozawa, Nobuyori Kodaira, Mamoru Furuhashi, Takahiko Ijichi, Yasumori Ihara.

Proposed Resolution 4:	Election of 4 Corporate Auditors

It was proposed that the following 4 persons be elected as corporate auditors:
Kunihiro Matsuo, Yoko Wake, Yoichiro Ichimaru, and Masahiro Kato.
Kunihiro Matsuo and Yoko Wake are candidates for the position of Outside Corporate Auditors.

Proposed Resolution 5:	Revision of the Amount of Remuneration for Directors

We propose a decrease of the maximum total amount of director remuneration from 200 million yen per month to 130 million yen per month.

Proposed Resolution 6:	Payment of Executive Bonuses

In consideration of the results for FY2011 and other factors, the 27 Directors in office as of the end of FY2011 will be paid a total amount of 340,700,000 yen as executive bonuses.

(3)	Number of “affirmative votes,” “negative votes” or “abstentions” in respect of the resolutions described above, requirements for the approval of such resolutions and results of voting:

(Proposed by TMC)
Resolutions	Number of affirmative votes	Number of negative votes	Number of abstentions	Number of voting rights held by shareholders present at the meeting	Results of voting
					Ratio of affirmative votes (%)	Approved/ Disapproved
Proposed Resolution 1	23,826,332	15,724	3,802	24,510,833	97.20	Approved
Proposed Resolution 2	23,792,935	48,264	4,281	24,510,422	97.07	Approved
Proposed Resolution 3
Fujio Cho	22,973,189	818,832	53,384	24,510,614	93.72	Approved
Akio Toyoda	23,445,440	349,682	50,221	24,510,552	95.65	Approved
Takeshi Uchiyamada	23,398,989	396,042	50,229	24,510,469	95.46	Approved
Yukitoshi Funo	23,399,221	395,805	50,229	24,510,464	95.46	Approved
Atsushi Niimi	23,398,703	395,986	50,229	24,510,127	95.46	Approved
Shinichi Sasaki	23,398,331	396,328	50,229	24,510,097	95.46	Approved
Satoshi Ozawa	23,399,602	395,396	50,229	24,510,436	95.46	Approved
Nobuyori Kodaira	23,393,204	401,799	50,224	24,510,436	95.44	Approved
Mamoru Furuhashi	23,404,887	395,466	50,222	24,515,784	95.46	Approved
Takahiko Ijichi	23,396,333	392,944	50,222	24,504,708	95.47	Approved
Yasumori Ihara	23,399,021	389,885	50,225	24,504,340	95.48	Approved
Proposed Resolution 4
Kunihiro Matsuo	23,714,821	120,054	4,270	24,504,418	96.77	Approved
Yoko Wake	23,753,763	81,019	4,272	24,504,327	96.93	Approved
Yoichiro Ichimaru	23,117,058	688,980	32,865	24,504,176	94.33	Approved
Masahiro Kato	23,178,322	631,050	32,865	24,507,510	94.57	Approved
Proposed Resolution 5	23,732,771	102,322	4,280	24,504,414	96.85	Approved
Proposed Resolution 6	23,446,904	370,858	4,281	24,486,901	95.75	Approved

Note:	1.
“Number of affirmative votes”, “Number of negative votes” and “Number of abstentions” include the affirmative votes, negative votes and abstentions, respectively, exercised in writing or by means of electronic transmission as well as affirmative votes and negative votes, respectively, exercised by shareholders present at the General Shareholders’ Meeting.

2.
“Number of voting rights held by shareholders present at the meeting” is the aggregate number of voting rights exercised in writing or by means of electronic transmission and the number of voting rights held by all shareholders present at the General Shareholders’ Meeting.

3.	The requirements for approval of each resolution are as follows:
For Proposed Resolution 1, 5 and 6, a majority vote of the shareholders present at the General Shareholders’ Meeting;
For Proposed Resolution 2, not less than two-thirds (2/3) of the votes of the shareholders present at the General Shareholders’ Meeting who hold shares representing in aggregate not less than one-third (1/3) of the voting rights of all shareholders who are entitled to vote.
For Proposed Resolutions 3 and 4, a majority vote of the shareholders present at the General Shareholders’ Meeting who hold shares representing in aggregate not less than one-third (1/3) of the voting rights of all shareholders who are entitled to vote; and
In addition, each number of voting rights held by shareholders present at the meeting includes the number of voting rights exercised in writing or by means of electronic transmission.

(4)	Reasons for not including certain voting rights held by shareholders present at the meeting in the number of voting rights:

The aggregate number of voting rights exercised prior to the General Shareholders’ Meeting and the voting rights, which were confirmed by certain shareholders present at the General Shareholders’ Meeting to represent approval or disapproval of each of the proposed resolutions, were sufficient to meet the requirements to approve all of the proposed resolutions.  Accordingly, voting rights which were held by the shareholders present at the General Shareholders’ Meeting but for which approval or disapproval of each proposed resolution could not be confirmed, were not counted.